FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of October, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






The following news release was issued today by SABB - The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.





                             THE SAUDI BRITISH BANK

                    THIRD QUARTER 2006 RESULTS - HIGHLIGHTS



- Net profit of SAR2,455 million (US$655 million) for the nine months ended 30 September 2006 - up SAR581 million (US$155 million) or 31.0 per cent over the same period in 2005.



- Customer deposits of SAR59.7 billion (US$15.9 billion) at 30 September 2006 - up SAR14.1 billion (US$3.8 billion) or 30.9 per cent over 30 September 2005.



- Loans and advances to customers of SAR41.2 billion (US$11.0 billion) at 30 September 2006 - up SAR1.6 billion (US$0.4 billion) or 4.0 per cent over 30 September 2005.



-   Total assets of SAR77.5 billion (US$20.7 billion) at 30 September 2006
    - up SAR10.1 billion (US$2.7 billion) or 15.0 per cent over 30 September
    2005.



- Earnings per share of SAR6.55 (US$1.75) for the nine months ended 30 September 2006 - up 31.0 per cent from SAR5.00 (US$1.33) over the same period in 2005(^).



(^) Earnings per share for the nine months ended 30 September 2005 have been adjusted to reflect a 1:2 bonus issue approved at the Annual General Meeting held on 21 March 2006 and a 5:1 share split effective 8 April 2006.





Commentary



SABB recorded a net profit of SAR2,455 million (US$655 million) for the nine months ended 30 September 2006. This represents an increase of 31.0 per cent over the SAR1,874 million (US$500 million) earned in the same period in 2005. Earnings per share increased to SAR6.55 (US$1.75) compared to SAR5.00 (US$1.33) for the same period last year(^).



Customer deposits increased to SAR59.7 billion (US$15.9 billion) at 30 September 2006 from SAR45.6 billion (US$12.2 billion) at 30 September 2005.



Loans and advances to customers increased to SAR41.2 billion (US$11.0 billion) at 30 September 2006 from SAR39.6 billion (US$10.6 billion) at 30 September 2005.



The bank's investment portfolio totalled SAR16.6 billion (US$4.4 billion) at 30 September 2006, down from SAR16.9 billion (US$4.5 billion) at 30 September 2005.



John Coverdale, managing director of SABB, said: "SABB's focus on its core banking businesses has continued to deliver robust growth and results for its shareholders. The expected impact on income resulting from a turbulent stock market in the first half of the year has been absorbed, and SABB is well placed for future growth.



"Operating revenues have grown by 30.1 per cent compared to the same period in 2005, while our cost base has increased 34.1 per cent. SABB continues to invest in strategic technology, sales and service delivery channels in order to enhance customer service and grow the business.



"The credit quality of our various portfolios remains sound and delinquencies are in line with anticipated increases due to growth in our cards and personal loan businesses. Deposit growth has been strong over the past few months as investors have rebalanced their portfolios and several corporate clients have mobilised funds for significant projects. Capital and liquidity positions remain very strong.



"The third quarter of 2006 saw the formal establishment of our investment banking affiliate, HSBC Saudi Arabia Ltd, a key milestone in SABB's evolution from a traditional bank to a diversified financial services group.



"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  10 October, 2006